Registration No. 333-262561

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.       Exact name of trust:

FT 10026

B.       Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.       Complete address of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.       Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	320 South Canal Street
Suite 400	27th Floor
Wheaton, Illinois 60187	Chicago, Illinois 60606

E.       Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on April 8, 2022 at 2:00 p.m. pursuant to Rule 487.

________________________________

      Diversified Equity Strategic Allocation Port. 2Q '22 - Term 7/14/23

                                    FT 10026

FT 10026 is a series of a unit investment trust, the FT Series. FT 10026 consists of a single portfolio known as Diversified Equity Strategic
Allocation Port. 2Q '22 - Term 7/14/23 (the "Trust"). The Trust invests in a portfolio of common stocks diversified across various market capitalizations, growth and value styles, sectors and countries (the "Securities"). The
Securities are selected by applying a disciplined investment strategy which adheres to pre-determined screens and factors. The Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                  800-621-1675

                  The date of this prospectus is April 8, 2022

                               Table of Contents

Summary of Essential Information                                               3
Fee Table                                                                      4
Report of Independent Registered Public Accounting Firm                        5
Statement of Net Assets                                                        6
Schedule of Investments                                                        7
The FT Series                                                                 13
Portfolio                                                                     14
Risk Factors                                                                  15
Backtested Hypothetical Performance Information                               18
Public Offering                                                               19
Distribution of Units                                                         21
The Sponsor's Profits                                                         22
The Secondary Market                                                          23
How We Purchase Units                                                         23
Expenses and Charges                                                          23
Tax Status                                                                    24
Retirement Plans                                                              26
Rights of Unit Holders                                                        26
Income and Capital Distributions                                              27
Redeeming Your Units                                                          27
Investing in a New Trust                                                      28
Removing Securities from the Trust                                            29
Amending or Terminating the Indenture                                         30
Information on the Sponsor, Trustee and Evaluator                             30
Other Information                                                             31

                  Summary of Essential Information (Unaudited)

      Diversified Equity Strategic Allocation Port. 2Q '22 - Term 7/14/23
                                    FT 10026

    At the Opening of Business on the Initial Date of Deposit-April 8, 2022

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                     260,715
Fractional Undivided Interest in the Trust per Unit (1)                                                       1/260,715
Public Offering Price:
Public Offering Price per Unit (2)                                                                           $   10.000
   Less Initial Sales Charge per Unit (3)                                                                         (.000)
                                                                                                             __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                   10.000
   Less Deferred Sales Charge per Unit (3)                                                                        (.135)
                                                                                                             __________
Redemption Price per Unit (5)                                                                                     9.865
   Less Creation and Development Fee per Unit (3)(5)                                                              (.050)
   Less Organization Costs per Unit (5)                                                                           (.012)
                                                                                                             __________
Net Asset Value per Unit                                                                                     $    9.803
                                                                                                             ==========
Cash CUSIP Number                                                                                            30324W 485
Reinvestment CUSIP Number                                                                                    30324W 493
Fee Account Cash CUSIP Number                                                                                30324W 501
Fee Account Reinvestment CUSIP Number                                                                        30324W 519
Pricing Line Product Code                                                                                        141060
Ticker Symbol                                                                                                    FQHWFX

First Settlement Date                              April 12, 2022
Mandatory Termination Date (6)                     July 14, 2023
Income Distribution Record Date                    Tenth day of each June and December, commencing June 10, 2022.
Income Distribution Date (7)                       Twenty-fifth day of each June and December, commencing June 25, 2022.
_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.
On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit. If a
Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the
Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York
Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds.
See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital
Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering"
and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                      Amount
                                                                                                                      per Unit
                                                                                                                      ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                                 0.00%(a)      $.000
   Deferred sales charge                                                                                1.35%(b)      $.135
   Creation and development fee                                                                         0.50%(c)      $.050
                                                                                                        _____         _____
   Maximum sales charge (including creation and development fee)                                        1.85%         $.185
                                                                                                        =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                         .120%(d)      $.0120
                                                                                                        =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                               .059%         $.0060
   Trustee's fee and other operating expenses                                                           .126%(f)      $.0127
                                                                                                        _____         ______
      Total                                                                                             .185%         $.0187
                                                                                                        =====         ======

                                    Example

This example is intended to help you compare the cost of investing in the
Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                1 Year       3 Years      5 Years      10 Years
                ______       _______      _______      ________
                $216         $666         $921         $2,001

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.
_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2022.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.
If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per
Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trust do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the
Trust may incur additional expenses not set forth above. See "Expenses and
Charges."

                             Report of Independent
                       Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 10026

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 10026, comprising Diversified Equity Strategic Allocation Port. 2Q '22 - Term 7/14/23
(the "Trust"), one of the series constituting the FT Series, including the schedule of investments, as of the opening of business on April 8, 2022
(Initial Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on April 8, 2022
(Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public
Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's
Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the
Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on April 8, 2022, by correspondence with the
Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 8, 2022

We have served as the auditor of one or more investment companies sponsored by
First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

      Diversified Equity Strategic Allocation Port. 2Q '22 - Term 7/14/23
                                    FT 10026

    At the Opening of Business on the Initial Date of Deposit-April 8, 2022

                                   NET ASSETS
Investment in Securities represented by purchase contracts (1)(2)                                           $2,607,149
Less liability for reimbursement to Sponsor for organization costs (3)                                          (3,129)
Less liability for deferred sales charge (4)                                                                   (35,197)
Less liability for creation and development fee (5)                                                            (13,036)
                                                                                                            __________
Net assets                                                                                                  $2,555,787
                                                                                                            ==========
Units outstanding                                                                                              260,715
Net asset value per Unit (6)                                                                                $    9.803

                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                       $2,607,149
Less maximum sales charge (7)                                                                                  (48,233)
Less estimated reimbursement to Sponsor for organization costs (3)                                              (3,129)
                                                                                                            __________
Net assets                                                                                                  $2,555,787
                                                                                                            ==========
______________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory
Termination Date of July 14, 2023.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $3,000,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trust. These costs have been estimated at $.0120 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the
Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of
$.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on July 20, 2022 and on the twentieth day of each month thereafter
(or if such date is not a business day, on the preceding business day) through
September 20, 2022. If Unit holders redeem Units before September 20, 2022, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering
Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

      Diversified Equity Strategic Allocation Port. 2Q '22 - Term 7/14/23
                                    FT 10026

    At the Opening of Business on the Initial Date of Deposit-April 8, 2022

                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
COMMON STOCKS (100.00%):
Communication Services (5.19%):
GOOGL         Alphabet Inc. (Class A) *                                               0.83%          8   $ 2,717.77    $   21,742
DTEGY         Deutsche Telekom AG (ADR) +                                             0.67%        905        19.21        17,385
SATS          EchoStar Corporation (Class A) *                                        0.17%        181        24.03         4,349
KDDIY         KDDI Corporation (ADR) +                                                0.67%      1,059        16.41        17,378
NYT           The New York Times Company (Class A)                                    0.33%        192        45.25         8,688
NTDOY         Nintendo Co., Ltd. (ADR) +                                              0.67%        272        63.88        17,375
NTTYY         Nippon Telegraph and Telephone Corporation (ADR) +                      0.67%        590        29.47        17,387
OMC           Omnicom Group Inc.                                                      0.33%        110        78.89         8,678
TTWO          Take-Two Interactive Software, Inc. *                                   0.34%         61       143.40         8,747
TDS           Telephone and Data Systems, Inc.                                        0.17%        219        19.81         4,338
USM           United States Cellular Corporation *                                    0.17%        138        31.53         4,351
WWE           World Wrestling Entertainment, Inc.                                     0.17%         70        61.76         4,323
Consumer Discretionary (11.51%):
AMZN          Amazon.com, Inc. *                                                      0.85%          7     3,155.69        22,090
AZO           AutoZone, Inc. *                                                        0.83%         10     2,155.59        21,556
BBY           Best Buy Co., Inc.                                                      0.33%         94        92.07         8,655
COLM          Columbia Sportswear Company                                             0.33%        100        86.88         8,688
DHI           D.R. Horton, Inc.                                                       0.33%        123        70.39         8,658
DDS           Dillard's, Inc. (Class A)                                               0.16%         16       266.43         4,263
DG            Dollar General Corporation                                              0.83%         90       241.69        21,752
DORM          Dorman Products, Inc. *                                                 0.16%         45        95.82         4,312
FL            Foot Locker, Inc.                                                       0.17%        152        28.67         4,358
GM            General Motors Company *                                                0.83%        561        38.72        21,722
GHC           Graham Holdings Company                                                 0.16%          7       601.24         4,209
LOPE          Grand Canyon Education, Inc. *                                          0.17%         44        99.17         4,363
KBH           KB Home                                                                 0.17%        140        31.07         4,350
LEN           Lennar Corporation                                                      0.33%        116        74.67         8,662
MDC           M.D.C. Holdings, Inc.                                                   0.17%        122        35.55         4,337
MAT           Mattel, Inc. *                                                          0.33%        394        22.06         8,692
MTH           Meritage Homes Corporation *                                            0.17%         56        77.48         4,339
NVR           NVR, Inc. *                                                             0.33%          2     4,324.30         8,649
ORLY          O'Reilly Automotive, Inc. *                                             0.84%         30       726.83        21,805
PHM           PulteGroup, Inc.                                                        0.33%        216        40.25         8,694
SONO          Sonos, Inc. *                                                           0.17%        162        26.78         4,338
SONY          Sony Group Corp. (ADR) +                                                0.67%        177        98.20        17,381
SHOO          Steven Madden, Ltd.                                                     0.17%        116        37.55         4,356
TGT           Target Corporation                                                      0.83%         95       228.19        21,678
TM            Toyota Motor Corporation +                                              0.67%        100       174.49        17,449
TSCO          Tractor Supply Company                                                  0.34%         38       230.98         8,777
TPH           Tri Pointe Homes, Inc. *                                                0.17%        231        18.82         4,347
ULTA          Ulta Beauty, Inc. *                                                     0.34%         22       398.78         8,773
WSM           Williams-Sonoma, Inc.                                                   0.33%         61       143.01         8,724

                       Schedule of Investments (cont'd.)

      Diversified Equity Strategic Allocation Port. 2Q '22 - Term 7/14/23
                                    FT 10026

    At the Opening of Business on the Initial Date of Deposit-April 8, 2022

                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
Consumer Staples (10.82%):
ADM         Archer-Daniels-Midland Company                                            0.83%        231   $    93.98    $   21,709
BJ          BJ's Wholesale Club Holdings, Inc. *                                      0.33%        125        69.63         8,704
BTI         British American Tobacco Plc (ADR) +                                      0.67%        407        42.70        17,379
CALM        Cal-Maine Foods, Inc.                                                     0.17%         77        56.61         4,359
KO          The Coca-Cola Company                                                     0.83%        342        63.44        21,696
COKE        Coca-Cola Consolidated Inc.                                               0.17%          9       492.30         4,431
COST        Costco Wholesale Corporation                                              0.84%         36       608.05        21,890
DAR         Darling Ingredients Inc. *                                                0.33%        116        74.96         8,695
FLO         Flowers Foods, Inc.                                                       0.33%        329        26.40         8,686
HSY         The Hershey Company                                                       0.84%         98       222.71        21,826
JJSF        J & J Snack Foods Corp.                                                   0.16%         28       153.14         4,288
MDLZ        Mondelez International, Inc.                                              0.83%        345        62.89        21,697
NSRGY       Nestle S.A. (ADR) +                                                       0.67%        131       132.45        17,351
PG          The Procter & Gamble Company                                              0.83%        137       158.86        21,764
SEB         Seaboard Corporation                                                      0.16%          1     4,255.84         4,256
SFM         Sprouts Farmers Market, Inc. *                                            0.17%        129        33.73         4,351
TSN         Tyson Foods, Inc. (Class A)                                               0.83%        237        91.44        21,671
WBA         Walgreens Boots Alliance, Inc.                                            0.83%        481        45.11        21,698
WMT         Walmart, Inc.                                                             0.83%        139       156.54        21,759
WMK         Weis Markets, Inc.                                                        0.17%         56        77.22         4,324
Energy (6.97%):
CNQ         Canadian Natural Resources Limited +                                      0.66%        275        63.06        17,341
CVX         Chevron Corporation                                                       0.83%        130       167.10        21,723
CIVI        Civitas Resources Inc.                                                    0.33%        142        61.19         8,689
COP         ConocoPhillips                                                            0.83%        217        99.96        21,691
CTRA        Coterra Energy Inc.                                                       0.33%        324        26.79         8,680
EOG         EOG Resources, Inc.                                                       0.83%        180       120.62        21,712
EQNR        Equinor ASA +                                                             0.67%        462        37.63        17,385
XOM         Exxon Mobil Corporation                                                   0.83%        255        85.05        21,688
RRC         Range Resources Corporation *                                             0.33%        277        31.37         8,689
SHEL        Shell Plc (ADR) +                                                         0.66%        313        55.42        17,346
TTE         TotalEnergies SE (ADR) +                                                  0.67%        351        49.54        17,389
Financials (13.84%):
AFL         Aflac Incorporated                                                        0.83%        333        65.17        21,702
ALL         The Allstate Corporation                                                  0.83%        155       140.41        21,764
BMO         Bank of Montreal +                                                        0.67%        152       114.38        17,386
BRK/B       Berkshire Hathaway Inc. (Class B) *                                       0.84%         63       346.51        21,830
BX          Blackstone Inc.                                                           0.83%        188       115.64        21,740
CB          Chubb Limited +                                                           0.67%         82       212.58        17,432
CINF        Cincinnati Financial Corporation                                          0.33%         63       136.99         8,630
CVBF        CVB Financial Corp.                                                       0.17%        193        22.56         4,354
EVR         Evercore Inc.                                                             0.17%         41       105.37         4,320
FAF         First American Financial Corporation                                      0.33%        146        59.49         8,686

                       Schedule of Investments (cont'd.)

      Diversified Equity Strategic Allocation Port. 2Q '22 - Term 7/14/23
                                    FT 10026

    At the Opening of Business on the Initial Date of Deposit-April 8, 2022

                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
Financials (cont'd.):
THG         The Hanover Insurance Group, Inc.                                         0.33%         57   $   151.25    $    8,621
HTH         Hilltop Holdings Inc.                                                     0.17%        155        28.11         4,357
HLI         Houlihan Lokey, Inc.                                                      0.33%        104        83.79         8,714
KNSL        Kinsale Capital Group, Inc.                                               0.33%         37       234.04         8,659
MKL         Markel Corporation *                                                      0.34%          6     1,485.83         8,915
MMC         Marsh & McLennan Companies, Inc.                                          0.83%        125       173.23        21,654
MCY         Mercury General Corporation                                               0.17%         79        55.14         4,356
MUFG        Mitsubishi UFJ Financial Group, Inc. (ADR) +                              0.67%      2,878         6.04        17,383
MC          Moelis & Company (Class A)                                                0.17%         97        44.91         4,356
ORI         Old Republic International Corporation                                    0.33%        356        24.41         8,690
PGR         The Progressive Corporation                                               0.83%        182       119.53        21,754
RDN         Radian Group Inc.                                                         0.17%        201        21.59         4,340
RLI         RLI Corp.                                                                 0.17%         39       110.83         4,322
SEIC        SEI Investments Company                                                   0.33%        149        58.19         8,670
SIGI        Selective Insurance Group, Inc.                                           0.33%         99        88.15         8,727
TROW        T. Rowe Price Group, Inc.                                                 0.83%        148       146.50        21,682
TOWN        TowneBank                                                                 0.17%        151        28.84         4,355
TRV         The Travelers Companies, Inc.                                             0.83%        119       182.09        21,669
WSBC        WesBanco, Inc.                                                            0.17%        128        33.81         4,328
ZURVY       Zurich Insurance Group AG (ADR) +                                         0.67%        355        48.90        17,359
Health Care (17.19%):
ABT         Abbott Laboratories                                                       0.83%        176       123.37        21,713
ACAD        ACADIA Pharmaceuticals Inc. *                                             0.17%        161        27.06         4,357
AMED        Amedisys, Inc. *                                                          0.33%         52       167.21         8,695
ABC         AmerisourceBergen Corporation                                             0.83%        133       162.92        21,668
AMN         AMN Healthcare Services, Inc. *                                           0.17%         42       103.56         4,350
ANTM        Anthem, Inc.                                                              0.83%         42       514.66        21,616
BDX         Becton, Dickinson and Company                                             0.83%         79       273.52        21,608
BIO         Bio-Rad Laboratories, Inc. (Class A) *                                    0.34%         15       596.60         8,949
CHE         Chemed Corporation                                                        0.34%         17       523.06         8,892
CHGCY       Chugai Pharmaceutical Co., Ltd. (ADR) +                                   0.67%      1,041        16.69        17,374
CI          Cigna Corporation                                                         0.83%         85       255.13        21,686
CRVL        CorVel Corporation *                                                      0.17%         25       174.84         4,371
CSLLY       CSL Limited (ADR) +                                                       0.67%        173       100.50        17,387
EBS         Emergent BioSolutions Inc. *                                              0.17%        103        42.28         4,355
ENSG        The Ensign Group, Inc.                                                    0.17%         49        88.05         4,314
HUM         Humana Inc.                                                               0.82%         47       457.60        21,507
INCY        Incyte Corporation *                                                      0.33%        106        82.18         8,711
JNJ         Johnson & Johnson                                                         0.84%        120       181.76        21,811
MRNA        Moderna, Inc. *                                                           0.84%        137       159.00        21,783
MOH         Molina Healthcare, Inc. *                                                 0.33%         25       342.30         8,557
NVS         Novartis AG (ADR) +                                                       0.67%        190        91.40        17,366
NVO         Novo Nordisk A/S (ADR) +                                                  0.67%        143       121.81        17,419

                       Schedule of Investments (cont'd.)

      Diversified Equity Strategic Allocation Port. 2Q '22 - Term 7/14/23
                                    FT 10026

    At the Opening of Business on the Initial Date of Deposit-April 8, 2022

                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
Health Care (cont'd.):
PINC        Premier, Inc. (Class A)                                                   0.17%        120   $    36.13    $    4,336
QDEL        Quidel Corporation *                                                      0.17%         37       117.64         4,353
REGN        Regeneron Pharmaceuticals, Inc. *                                         0.83%         30       721.80        21,654
RHHBY       Roche Holding AG (ADR) +                                                  0.67%        326        53.24        17,356
SNY         Sanofi (ADR) +                                                            0.67%        313        55.52        17,378
UNH         UnitedHealth Group Incorporated                                           0.82%         40       536.95        21,478
UHS         Universal Health Services, Inc. (Class B)                                 0.33%         60       144.37         8,662
VRTX        Vertex Pharmaceuticals Incorporated *                                     0.84%         79       275.83        21,791
WST         West Pharmaceutical Services, Inc.                                        0.84%         52       420.45        21,863
Industrials (13.50%):
AGCO        AGCO Corporation                                                          0.33%         64       135.45         8,669
ATSG        Air Transport Services Group, Inc. *                                      0.17%        150        29.02         4,353
ATKR        Atkore Inc. *                                                             0.17%         48        90.24         4,332
BCC         Boise Cascade Company                                                     0.17%         65        67.07         4,360
CHRW        C.H. Robinson Worldwide, Inc.                                             0.33%         86       100.87         8,675
CP          Canadian Pacific Railway Limited +                                        0.67%        228        76.32        17,401
CAT         Caterpillar Inc.                                                          0.84%        101       215.90        21,806
CMI         Cummins Inc.                                                              0.83%        111       196.11        21,768
DE          Deere & Company                                                           0.83%         53       409.46        21,701
WIRE        Encore Wire Corporation                                                   0.17%         41       106.55         4,369
EXPD        Expeditors International of Washington, Inc.                              0.33%         89        97.72         8,697
FELE        Franklin Electric Co., Inc.                                               0.17%         54        80.68         4,357
FCN         FTI Consulting, Inc. *                                                    0.33%         54       160.01         8,641
KNX         Knight-Swift Transportation Holdings Inc.                                 0.33%        188        46.14         8,674
LHX         L3Harris Technologies Inc.                                                0.83%         83       260.80        21,646
LSTR        Landstar System, Inc.                                                     0.33%         60       144.87         8,692
LMT         Lockheed Martin Corporation                                               0.84%         47       465.51        21,879
MANT        ManTech International Corporation                                         0.17%         51        85.47         4,359
MDU         MDU Resources Group, Inc.                                                 0.33%        327        26.53         8,675
MLI         Mueller Industries, Inc.                                                  0.17%         83        52.05         4,320
NOC         Northrop Grumman Corporation                                              0.83%         46       470.77        21,655
ODFL        Old Dominion Freight Line, Inc.                                           0.83%         82       263.99        21,647
RHI         Robert Half International Inc.                                            0.33%         78       110.80         8,642
SAIA        Saia, Inc. *                                                              0.33%         42       206.06         8,655
SNDR        Schneider National, Inc. (Class B)                                        0.17%        197        22.04         4,342
SSD         Simpson Manufacturing Co., Inc.                                           0.17%         42       104.16         4,375
SNA         Snap-on Incorporated                                                      0.33%         42       205.29         8,622
UPS         United Parcel Service, Inc. (Class B)                                     0.83%        113       192.70        21,775
GWW         W.W. Grainger, Inc.                                                       0.84%         42       521.42        21,900
WSO         Watsco, Inc.                                                              0.33%         29       297.47         8,627
WERN        Werner Enterprises, Inc.                                                  0.17%        114        37.99         4,331
Information Technology (7.84%):
AKAM        Akamai Technologies, Inc. *                                               0.33%         73       119.34         8,712
AVT         Avnet, Inc.                                                               0.17%        115        37.70         4,335

                       Schedule of Investments (cont'd.)

      Diversified Equity Strategic Allocation Port. 2Q '22 - Term 7/14/23
                                    FT 10026

    At the Opening of Business on the Initial Date of Deposit-April 8, 2022

                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
Information Technology (cont'd.):
BMI         Badger Meter, Inc.                                                        0.17%         44   $    98.54    $    4,336
CRUS        Cirrus Logic, Inc. *                                                      0.17%         55        78.86         4,337
CSCO        Cisco Systems, Inc.                                                       0.83%        398        54.63        21,743
CVLT        Commvault Systems, Inc. *                                                 0.17%         68        64.22         4,367
DIOD        Diodes Incorporated *                                                     0.17%         57        75.68         4,314
EXLS        ExlService Holdings, Inc. *                                               0.17%         30       145.63         4,369
FSLR        First Solar, Inc. *                                                       0.33%        111        78.54         8,718
HPE         Hewlett Packard Enterprise Company                                        0.33%        543        16.00         8,688
HPQ         HP Inc.                                                                   0.83%        542        40.06        21,713
NSIT        Insight Enterprises, Inc. *                                               0.17%         43       101.58         4,368
INTC        Intel Corporation                                                         0.83%        457        47.56        21,735
KEYS        Keysight Technologies, Inc. *                                             0.84%        144       151.32        21,790
MSFT        Microsoft Corporation                                                     0.83%         72       301.37        21,699
NTCT        NetScout Systems, Inc. *                                                  0.17%        137        31.63         4,333
QCOM        QUALCOMM Incorporated                                                     0.83%        156       139.22        21,718
SANM        Sanmina Corporation *                                                     0.17%        113        38.50         4,350
TER         Teradyne, Inc.                                                            0.33%         78       111.42         8,691
Materials (9.65%):
AIQUY       Air Liquide S.A. (ADR) +                                                  0.67%        497        34.98        17,385
NGLOY       Anglo American Plc (ADR) +                                                0.67%        659        26.36        17,371
BLL         Ball Corporation                                                          0.83%        248        87.73        21,757
BHP         BHP Group Ltd (ADR) +                                                     0.67%        225        77.35        17,404
CF          CF Industries Holdings, Inc.                                              0.33%         83       105.21         8,732
CMC         Commercial Metals Company                                                 0.17%        103        42.03         4,329
HUN         Huntsman Corporation                                                      0.33%        253        34.32         8,683
LPX         Louisiana-Pacific Corporation                                             0.17%         76        57.51         4,371
MOS         The Mosaic Company                                                        0.33%        121        71.52         8,654
NEM         Newmont Corporation                                                       0.83%        268        81.03        21,716
NUE         Nucor Corporation                                                         0.83%        144       150.91        21,731
NTR         Nutrien Ltd. +                                                            0.66%        166       104.35        17,322
PKG         Packaging Corporation of America                                          0.33%         57       151.30         8,624
RS          Reliance Steel & Aluminum Co.                                             0.33%         49       178.45         8,744
RIO         Rio Tinto Plc (ADR) +                                                     0.67%        215        80.85        17,383
SHECY       Shin-Etsu Chemical Co., Ltd. (ADR) +                                      0.67%        483        35.99        17,383
STLD        Steel Dynamics, Inc.                                                      0.33%        104        83.64         8,699
X           United States Steel Corporation                                           0.33%        240        36.19         8,686
WLK         Westlake Corporation                                                      0.33%         77       113.44         8,735
WOR         Worthington Industries, Inc.                                              0.17%         87        49.92         4,343
Real Estate (0.17%):
PSB         PS Business Parks, Inc. (4)                                               0.17%         26       167.16         4,346
Utilities (3.32%):
AEP         American Electric Power Company, Inc.                                     0.83%        210       103.37        21,708
AGR         Avangrid, Inc.                                                            0.33%        183        47.38         8,671

                       Schedule of Investments (cont'd.)

      Diversified Equity Strategic Allocation Port. 2Q '22 - Term 7/14/23
                                    FT 10026

    At the Opening of Business on the Initial Date of Deposit-April 8, 2022

                                                                                Percentage       Number   Market      Cost of
Ticker Symbol and                                                               of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                             Offering Price   Shares   per Share   the Trust (2)
___________________________________                                             ______________   ______   _________   _____________
Utilities (cont'd.):
EVRG        Evergy, Inc.                                                              0.33%        123   $    70.58    $    8,681
IBDRY       Iberdrola S.A. (ADR) +                                                    0.67%        377        46.03        17,353
PNW         Pinnacle West Capital Corporation                                         0.33%        110        78.88         8,677
XEL         Xcel Energy Inc.                                                          0.83%        291        74.57        21,700
                                                                                    _______                            __________
                 Total Investments                                                  100.00%                            $2,607,149
                                                                                    =======                            ==========
___________

(1) All Securities are represented by regular way contracts to purchase such
Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on
April 8, 2022. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-
the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the
Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards
Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market.
The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the
Securities to the Trust) are $2,610,541 and $3,392, respectively.

(3) Common stocks of companies headquartered or incorporated outside the
United States comprise approximately 20.07% of the investments of the Trust
(consisting of Australia, 1.34%; Canada, 2.66%; Denmark, 0.67%; France, 2.01%;
Germany, 0.67%; Japan, 5.36%; Norway, 0.67%; Spain, 0.67%; Switzerland, 3.35%
and United Kingdom, 2.67%).

(4) This Security represents the common stock of a real estate investment trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise approximately 0.17% of the investments of the Trust.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the
FT Series. The series to which this prospectus relates, FT 10026, consists of a single portfolio known as Diversified Equity Strategic Allocation Port. 2Q
'22 - Term 7/14/23.

The Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New
York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor
and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS
OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-
621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the
Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the
Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the
Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy
Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the
Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First
Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the
Securities and, except as described in "Removing Securities from the Trust,"
will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute
Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the
Trust acquires will be identical to those from the failed contract.

                          Portfolio

Objective.

The Trust seeks above-average total return by investing in a portfolio of common stocks diversified across various market capitalizations, growth and value styles, sectors and countries. Under normal circumstances, the Trust will invest at least 80% of its assets in equity securities.

Portfolio Selection Process.

1. Identify the universe of eligible stocks.

The first step in our selection process is to establish a universe of stocks as of two business days prior to the Initial Date of Deposit (the "selection date") from which the portfolio will be selected. The universe is divided into seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.

The domestic universe is established by identifying the 3,000 largest U.S.
stocks (excluding limited partnerships, royalty trusts, regulated investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%), and small-cap (remaining 70%).
The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each asset class. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of
$1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations which are American Depositary Receipts/ADRs or directly listed in the United States.

Number of Eligible Stocks in Each Selection Universe:

            Domestic   Domestic   Domestic
            Large-Cap  Mid-Cap    Small-Cap   International
            _________  ________   _________   _____________
Growth        150        300         250           100
Value         150        300         250

2. Apply the rules-based stock selection models.

We then rank the stocks within each of the seven universes based on two multi-
factor models, with each factor within a model receiving an equal weight. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors.

Risk Model:

- Debt to equity

- Beta

- Earnings variability (measured by comparing a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line). Companies that have more consistent earnings growth are assigned a higher ranking.

Value & International Model:

- Price to book

- Price to cash flow

- Return on assets (for the trailing 12 months)

- 3-month price appreciation

Growth Model:

- Price to sales

- Price to cash flow

- Change in return on assets

- 6-month price appreciation

3. Select the highest scoring stocks.

The 30 stocks with the best overall ranking from each of the seven style classes are selected for the portfolio, subject to a maximum of six stocks from any one of the major market sectors as determined by S&P's Global
Industry Classification Standard. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price to cash flow ratio is selected. The seven style classes are approximately weighted as follows.

Large-Cap Growth            25%
Large-Cap Value             25%
Mid-Cap Growth              10%
Mid-Cap Value               10%
Small-Cap Growth             5%
Small-Cap Value              5%
International               20%

Stocks are approximately equally weighted within their style, taking into consideration that only whole shares will be purchased.

Please note that we applied the strategy which makes up the portfolio for the
Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus are not eligible for inclusion in the Trust's portfolio.

The Securities were selected as of the selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a
Security from the Trust as described under "Removing Securities from the
Trust" are not eligible for inclusion in the Trust's portfolio.

Additional Portfolio Contents.

In addition to the investments described above, the Trust invests in: dividend-
paying securities and REITs.

As with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

The publisher of the S&P Composite 1500(R) Index is not affiliated with us and has not participated in creating the Trust or selecting the Securities for the Trust. Except as noted herein, the index publisher has not approved of any of the information in this prospectus.

                        Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's
Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors'
perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money.
Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

In February 2022, Russia commenced a military attack on Ukraine. In response, various countries, including the United States, issued broad-ranging sanctions on Russia and certain Russian companies and individuals. The hostilities between the two countries may escalate and any existing or future sanctions could have a severe adverse effect on Russia's economy, currency, companies and region as well as negatively impact other regional and global economic markets of the world, companies in such countries and various sectors, industries and markets for securities and commodities globally, such as oil and natural gas, and may have a negative effect on a Trust's investments and performance beyond any direct exposure to Russian issuers or those of adjoining geographic regions. Russia may also take retaliatory actions or countermeasures, such as cyberattacks and espionage, which may negatively impact the countries and companies in which the Trust may invest. The extent and duration of the military action or future escalation of such hostilities;
the extent and impact of existing and any future sanctions, market disruptions and volatility; and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant negative impact on certain of the Trust's investments as well as the Trust's performance, and the value or liquidity of certain Securities held by the
Trust may decline significantly.

An outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019 and has resulted in a global pandemic and major disruptions to economies and markets around the world. The transmission of
COVID-19 and efforts to contain its spread have resulted in international border closings, enhanced health screenings, expanded healthcare services and expenses, quarantines and other restrictions on business and personal activities, cancellations, disruptions to supply chains and consumer activity, as well as general public concern and uncertainty. Financial markets have experienced extreme volatility and severe losses, negatively impacting global economic growth prospects. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty and may exacerbate other pre-
existing political, social and economic risks.

Governments and central banks, including the Federal Reserve, have taken extraordinary and unprecedented actions to support local and global economies and financial markets. These measures have included, among other policy responses, a $700 billion quantitative easing program, a reduction of the
Federal funds rate to near-zero, and numerous economic stimulus packages. The impact of these and additional measures taken in the future, and whether they will be effective in mitigating economic and market disruptions, including upward pressure on prices, will not be known for some time. The Federal
Reserve has indicated that it intends to reduce quantitative easing beginning in 2022 and expects to increase interest rates as well. Additionally, market uncertainty remains high during the expanding roll out of COVID-19 vaccines and treatments in combination with measures taken by the administration, expectations for additional stimulus packages and as businesses begin to plan for a transition back to the workplace.

Dividends. Certain of the Securities held by the Trust may currently pay dividends, but there is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

REITs. One of the Securities held by the Trust is issued by a REIT. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs. Certain of the REITs may also be mortgage real estate investment trusts ("Mortgage REITs").
Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

Strategy. Please note that we applied the strategy which makes up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities. There is no guarantee that the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the Trust's strategy. No representation is made that the Trust will or is likely to achieve the hypothetical performance shown. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Growth Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their higher than average price/book ratios, we believe will experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their lower than average price/book ratios, we believe to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These Securities were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by
non-U.S. issuers may pay dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the
U.S. dollar value of these dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

American Depositary Receipts/ADRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United
States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Investment Style. Although the Securities contained in the Trust meet the stated style, capitalization, and investment objective of the Trust as of two business days prior to the date of this prospectus, market fluctuations after this date may change a particular Security's classification. Securities will not generally be removed from the Trust as a result of market fluctuations.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trust are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. Certain of the Securities held by the Trust are issued by large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the
Trust does not directly control the cybersecurity systems of issuers or third-
party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

       Backtested Hypothetical Performance Information

The following table compares the hypothetical performance information for the identical strategy which comprises the Trust ("Diversified Equity Strategy")
and the actual performance of the Standard & Poor's Composite 1500 Index(R) in
each of the full years listed below (and as of the most recent month). The
Trust did not achieve the performance shown.

These hypothetical returns should not be used to predict or guarantee future performance of the Trust. Returns from the Trust will differ from the
Diversified Equity Strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in all stocks comprising the Diversified Equity Strategy.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Diversified
Equity Strategy underperformed the S&P Composite 1500(R) Index in certain years, and we cannot guarantee that the Trust will outperform the S&P
Composite 1500(R) Index over the life of the Trust or over consecutive rollover periods, if available. The performance information for the S&P
Composite 1500(R) Index has been included for comparison purposes only.

S&P Composite 1500(R) Index. The S&P Composite 1500(R) Index is a broad-
based capitalization-weighted index of 1500 U.S. companies, covering approximately 85% of the U.S. equities market. The S&P Composite 1500(R)
Index is a combination of the S&P 500(R) Index, the S&P MidCap 400(R) and
the S&P SmallCap 600(R).

The index is unmanaged, not subject to fees and not available for direct investment.

                COMPARISON OF HYPOTHETICAL
                      TOTAL RETURN(2)
 (Strategy figures reflect the deduction of sales charges
   and expenses but not brokerage commissions or taxes.)

               Hypothetical
               Strategy Total          Index Total
               Returns(1)(3)            Returns(3)
            __________________     _____________________

            Diversified Equity     S&P Composite 1500(R)
Year            Strategy                  Index
____            ________                  _____
1996             15.81%                   22.30%
1997             27.75%                   32.93%
1998             14.36%                   26.32%
1999             21.52%                   20.24%
2000              4.33%                   -6.96%
2001             -0.67%                  -10.63%
2002            -11.22%                  -21.30%
2003             29.25%                   29.55%
2004             18.71%                   11.76%
2005             13.93%                    5.65%
2006             11.86%                   15.31%
2007             11.46%                    5.53%
2008            -32.44%                  -36.72%
2009             24.03%                   27.24%
2010             13.53%                   16.39%
2011              2.55%                    1.72%
2012              8.12%                   16.13%
2013             31.87%                   32.77%
2014             13.12%                   13.05%
2015              1.75%                    1.01%
2016             10.12%                   12.99%
2017             18.13%                   21.10%
2018             -9.52%                   -4.97%
2019             22.62%                   30.87%
2020              8.62%                   17.91%
2021             22.98%                   28.41%
2022             -6.63%                   -4.64%
(thru 3/31)
____________

(1) The Diversified Equity Strategy stocks for a given year consist of the common stocks selected by applying the Diversified Equity Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested semi-annually for strategy returns and monthly for
Index returns and all returns are stated in terms of U.S. dollars.
Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. If a security which is selected by the Strategy is merged out of existence, delisted or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns. Based on the year-by-year hypothetical returns contained in the table, over the full years listed above, the Diversified Equity
Strategy would have hypothetically achieved an average annual total return of
10.28%, compared to the S&P Composite 1500(R) Index, which was 10.37%.
Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the
Strategy designed with the full benefit of hindsight.

(3) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: CapIQ and Compustat, as
confirmed by Bloomberg L.P. and FactSet.

              HYPOTHETICAL COMPARISON OF
               ANNUAL RETURN FOR PERIODS
               ENDING DECEMBER 31, 2021

          Hypothetical Strategy      S&P Composite
                 Average             1500(R) Index
Period        Annual Return      Average Annual Return
______        _____________      _____________________
1 Year           22.98%                 28.41%
5 Year           11.85%                 17.93%
10 Year          12.21%                 16.33%

    PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the
Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of
1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust.
Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for
Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When
Securities are sold to reimburse the Sponsor for organization costs, the
Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the
Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally
$1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 1.85% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of
1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per
Unit). On the Initial Date of Deposit, and any other day the Public Offering
Price per Unit equals $10.00, there is no initial sales charge. Thereafter,

you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from July 20, 2022 through
September 20, 2022. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the
Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee
Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a
Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase
Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts.
However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional
Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This
Public Offering Price will be effective for all orders received before the
Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the
NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary
Exchange or any appropriate secondary exchange on a specific trade date, the
Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global
Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate
ADR/GDR ratio, the exchange rate and such other information which the
Evaluator deems appropriate. For purposes of valuing Securities traded on The
NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R)
Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the
Evaluator deems such prices inappropriate as a basis for evaluation). If the
Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All
Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust.
This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per
Unit, subject to reductions set forth in "Public Offering-Discounts for
Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                     Additional
(in millions)                                   Concession
__________________________________________________________
$25 but less than $100                              0.035%
$100 but less than $150                             0.050%
$150 but less than $250                             0.075%
$250 but less than $1,000                           0.100%
$1,000 but less than $5,000                         0.125%
$5,000 but less than $7,500                         0.150%
$7,500 or more                                      0.175%

Dealers and other selling agents will not receive a concession on the sale of
Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met.
Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.
Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this
Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the
Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades.
Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected;
various unit investment trust features such as convenience and costs; and
options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3)
information from publications such as Money, The New York Times, U.S. News and
World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee.
Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR
UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER
FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the
Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.
However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income
Account of the Trust if funds are available, and then from the Capital
Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As
Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the
Trust. In addition, if there is not enough cash in the Income or Capital
Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See
"Tax Status."

                         Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust.
This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the
Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends and return of capital.
Income reported is generally net of expenses (but see "Treatment of Trust
Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the Trust may be taxed at the capital gains tax rates.s Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered
"unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from the Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from the Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trust are generally taxed at the same rates that apply to long-
term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income
("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, the Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations.

Because the Trust holds REIT shares, some dividends may be designated by the
REIT as capital gain dividends and, therefore, distributions from the Trust attributable to such dividends and designated by the Trust as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by the Trust from the REIT shares may be designated by the Trust as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your
Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash.  Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If the Trust holds an equity interest in PFICs, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to the Trust Unit holders. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. The Trust may be able to make an election that could limit the tax imposed on the Trust. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-
term capital gains dividends, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.
source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your
Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the
Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any)
distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

By February 15th yearly, the Annual Reports are posted to the Sponsor's website (www.ftportfolios.com) in the UIT Tax Center and retrievable by CUSIP.
You may also request one be sent to you by calling the Sponsor at 800-621-
1675, dept. code 2. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a
Record Owner. The Trustee will credit dividends received on the Trust's
Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital
Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital
Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return.
However, you should check your statements to make sure the Trustee has your
TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record
Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the
Trust to pay the deferred sales charge to the Sponsor. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a
Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All
Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such
Trust. There is no sales charge on Units acquired through the Distribution
Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The
Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST
DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your
Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading).
However, if the redemption request is received after 4:00 p.m. Eastern time
(or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the
NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the
Income Account if funds are available for that purpose, or from the Capital
Account. All other amounts paid on redemption will be taken from the Capital
Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption
Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind
Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory
Termination Date will be honored. Where possible, the Trustee will make an In-
Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the
Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                  Investing in a New Trust

When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the
Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover
Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a
Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a
"regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of
Securities, exchanged securities or property will be credited to the Capital
Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell
Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such
Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests
(as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary
Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60%
of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory
Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the
Discretionary Liquidation Amount and could therefore be terminated before the
Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the
Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

      Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $545 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of
December 31, 2021, the total partners' capital of First Trust Portfolios L.P.
was $125,276,503.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your
Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State
Department of Financial Services and the Board of Governors of the Federal
Reserve System, and its deposits are insured by the Federal Deposit Insurance
Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the
Trustee's case) or reckless disregard of our obligations and duties. The
Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the
Trustee will not be liable for any action it takes in good faith under the
Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120
East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 320 S. Canal St., Chicago, Illinois
60606. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                                 FIRST TRUST(R)

      Diversified Equity Strategic Allocation Port. 2Q '22 - Term 7/14/23
                                    FT 10026

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.
                            ________________________

  When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

               - Securities Act of 1933 (file no. 333-262561) and

               - Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information
 regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov

                                 April 8, 2022

               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                 First Trust(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT
10026 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated April 8, 2022. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Risk Factors
   Securities                                                                  1
   Dividends                                                                   1
   REITs                                                                       2
   Foreign Issuers                                                             3
   Small and/or Mid Capitalization Companies                                   4
Securities
   Large-Cap Growth Strategy Stocks                                            4
   Large-Cap Value Strategy Stocks                                             6
   Mid-Cap Growth Strategy Stocks                                              8
   Mid-Cap Value Strategy Stocks                                              10
   Small-Cap Growth Strategy Stocks                                           11
   Small-Cap Value Strategy Stocks                                            13
   International Strategy Stocks                                              15

Risk Factors

Securities. An investment in Units of the Trust should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the
Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate.
Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least
100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of
God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-
liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the
Internal Revenue Code, and to maintain exemption from the Investment Company
Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities.
Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units.
There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire. Certain of the REITs may also be Mortgage REITs. Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. Mortgage REITs are also subject to many of the same risks associated with investments in other REITs and to real estate market conditions.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the
Sponsor believes that adequate information will be available to allow the
Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the
Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.
In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act.
Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable.
Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies.
While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Securities

The following information describes the Securities selected through the application of the Strategy which comprises a portion of the Trust as described in the prospectus.

                       Large-Cap Growth Strategy Stocks

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, manufactures and sells a wide range of health care products and services worldwide. The company specializes in nutritional, vascular, diagnostics and pharmaceutical products.

Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-
based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc.
and several other companies that were owned by or tied to Google Inc.

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books, electronics and other products via a commercial site on the
Internet. The company also operates an online auction site.

AmerisourceBergen Corporation, headquartered in Conshohocken, Pennsylvania, is a wholesale distributor of pharmaceuticals and related health care services to a variety of health care providers.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Ball Corporation, headquartered in Westminster, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages, foods and household products. The company is also a supplier of aerospace systems, sensors and instruments, and other technologies for the aerospace market.

Blackstone Inc., headquartered in New York, New York, is an alternative asset manager. The company oversees various funds and trusts for its clients, investing in private equity, public equity, fixed income and alternative investment markets internationally.

Caterpillar Inc., headquartered in Deerfield, Illinois, makes earthmoving, construction and materials handling machinery and equipment. The company also provides financing and insurance and distributes its equipment through a global network of dealers.

Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-
quality, nationally branded and select private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located internationally.

Deere & Company, headquartered in Moline, Illinois, manufactures and distributes farm equipment and machines used in construction, earthmoving and forestry.

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, operates a chain of discount retail stores located primarily in the southern, southwestern, midwestern and eastern United States. The company offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-
consumable products such as seasonal merchandise.

The Hershey Company, headquartered in Hershey, Pennsylvania, is a consumer products company. The company manufactures, distributes and sells chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

HP Inc., headquartered in Palo Alto, California, provides products, technologies, software, solutions and services to individual consumers and businesses worldwide. The company offers access devices, mobile devices, personal computers, workstations, laser and inkjet printers, scanners, copiers and faxes, storage solutions and other computing and printing systems.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

Keysight Technologies, Inc., headquartered in Santa Rosa, California, is an electronics testing and measurement company. The company works with clients in the telecommunications, aerospace/defense, and computer industries to create instruments, software, and related tools for use in the design, development, manufacture, installation and operation of electronics equipment.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

Marsh & McLennan Companies, Inc., headquartered in New York, New York, through subsidiaries and affiliates, provides insurance and reinsurance services worldwide as broker, agent or consultant for clients; and designs, distributes and administers a wide range of insurance and financial products and services.
The company also provides consulting, securities investment advisory and management services.

Microsoft Corporation, headquartered in Redmond, Washington, is a technology company. The company develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is an automotive aftermarket parts and equipment retailer. The company markets its products to both do-it-yourself customers and professional service providers.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North Carolina, is a motor carrier. The company operates inter- and multi-regionally and transports less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures and markets consumer products worldwide. The company's products are available in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments.

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones, infrastructure products, transportation management information systems and ground stations.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

United Parcel Service, Inc. (Class B), headquartered in Atlanta, Georgia, delivers packages and documents both domestically and internationally. In addition, the company provides management of supply chains and logistic services for major corporations worldwide.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is a diversified health and well-being company that provides services in the United
States and internationally. The company provides benefit plans and services for employers of all sizes and for individuals, pharmacy services and programs, claims processing and patient support programs.

Vertex Pharmaceuticals Incorporated, headquartered in Boston, Massachusetts, discovers, develops and markets small molecule drugs that address the treatment of viral diseases, cancer, autoimmune and inflammatory diseases and neurological disorders.

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair and operating supplies, services and related information. The company provides its services to commercial, industrial, contractor and institutional markets globally.

West Pharmaceutical Services, Inc., headquartered in Exton, Pennsylvania, applies value-added services to the process of bringing health care products and new drug therapies to global markets. The company's technologies include the design and manufacture of packaging components, research and development of drug delivery systems, and contract laboratory services and other services.

                        Large-Cap Value Strategy Stocks

Aflac Incorporated, headquartered in Columbus, Georgia, provides supplemental insurance to individuals. The company's products include short-term disability plans, accident/disability plans, hospital intensive care plans, cancer expense plans and fixed-benefit dental plans.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, private passenger automobile and homeowners policies and offers life insurance, annuity and group pension products. The company markets its products through independent agents and brokers, and also directly through call centers and the Internet.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission and distribution of electric power. The company's service area covers portions of
Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee,
Texas, Virginia and West Virginia.

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United
States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

Becton, Dickinson and Company, headquartered in Franklin Lakes, New Jersey, manufactures and sells medical supplies, medical devices and diagnostic systems. The company's products are used by both health care professionals and the general public and are marketed globally.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors. The company sells property and casualty insurance and other insurance products.
The company also operates a freight rail transportation business and a group of utility and energy generation and distribution businesses.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

Cigna Corporation, headquartered in Bloomfield, Connecticut, is an insurance company. The company offers life, accident, dental and health insurance along with other products and services to individuals, families and businesses.

ConocoPhillips, headquartered in Houston, Texas, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Cummins Inc., headquartered in Columbus, Indiana, is an engine manufacturer.
The company designs, manufactures and services diesel and natural gas engines and engine-related products.

EOG Resources, Inc., headquartered in Houston, Texas, along with its subsidiaries, explores for, develops, produces and markets crude oil and natural gas. The company operates in the United States, Canada, Trinidad and other international areas.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products.
The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

General Motors Company, headquartered in Detroit, Michigan, is an automotive company. The company designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

Humana Inc., headquartered in Louisville, Kentucky, is a managed health care company that offers coordinated health insurance coverage and related services through a variety of plans for individuals, employer groups and government-
sponsored programs. The company has medical members in the United States and
Puerto Rico.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

L3Harris Technologies Inc., headquartered in Melbourne, Florida, through its subsidiaries, provides communications products, systems and services to government and commercial customers worldwide. The company's products include
RF communications, government communication systems and integrated network solutions.

Moderna, Inc., headquartered in Cambridge, Massachusetts, is a biotechnology company. The company focuses on discovering, developing and improving vaccines and therapeutic treatments using messenger RNA.

Mondelez International, Inc., headquartered in Chicago, Illinois, manufactures, markets and sells food products worldwide. The company's products include beverages, cookies, crackers, snacks, chocolate, gum and candy.

Newmont Corporation, headquartered in Denver, Colorado, is a holding company principally engaged in gold mining. The company has gold mining operations in
North and South America, the Middle East, Asia, Australia and New Zealand.

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, is a security company providing advanced technology in aerospace systems, electronic systems and information systems. The company's products include but are not limited to aircraft, laser systems, microelectronics, satellite communications, as well as various military defense systems supporting national intelligence.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries that provide personal auto insurance and specialty property-casualty insurance and related services. The company offers its services throughout the United States.

Regeneron Pharmaceuticals, Inc., headquartered in Tarrytown, New York, is a biopharmaceutical company. The company discovers, develops and commercializes medicines for the treatment of serious medical conditions in the United States.

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

The Travelers Companies, Inc., headquartered in New York, New York, through its subsidiaries, provides various commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals, primarily in the United States.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods.
The company also produces flour and corn tortillas, taco shells and high-
protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.

Walmart, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.

Xcel Energy Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas. The company generates electricity using coal, nuclear, natural gas, hydro, solar, oil and refuse, biomass and wind energy sources.

                        Mid-Cap Growth Strategy Stocks

Akamai Technologies, Inc., headquartered in Cambridge, Massachusetts, is a global content delivery network. The company provides cloud services for delivering, optimizing, and securing content and business applications over the Internet.

Amedisys, Inc., headquartered in Baton Rouge, Louisiana, is a provider of home-
health and hospice care services in the southern United States. Facilities and services include home health care nursing, home infusion therapy and ambulatory surgery centers.

Best Buy Co., Inc., headquartered in Richfield, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

BJ's Wholesale Club Holdings, Inc., headquartered in Westborough,
Massachusetts, is a warehouse club store located in the eastern United States.
The company sells grocery products, electronics, home products, health and beauty products, jewelry and other general merchandise.

C.H. Robinson Worldwide, Inc., headquartered in Eden Prairie, Minnesota, offers multimodal transportation services and a variety of logistics solutions, including fresh produce sourcing and freight consolidation. The company operates a network of offices in the United States and internationally.

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS
Healthcare Corporation subsidiary. The company also maintains a presence in the residential and commercial repair, maintenance and service industry under the name "Roto-Rooter."

Darling Ingredients Inc., headquartered in Irving, Texas, is a consumer products company. The company develops and produces sustainable natural ingredients from edible and inedible bio-nutrients that are used in the pharmaceutical, food, pet food, feed, industrial, fuel, bioenergy and fertilizer industries.

Expeditors International of Washington, Inc., headquartered in Seattle,
Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

Flowers Foods, Inc., headquartered in Thomasville, Georgia, is one of the largest producers and marketers of frozen and non-frozen bakery and dessert products in the United States.

Houlihan Lokey, Inc., headquartered in Los Angeles, California, is a global investment bank. The company has expertise in mergers and acquisitions, financings, financial restructurings and financial advisory services.

Incyte Corporation, headquartered in Wilmington, Delaware, is a biopharmaceutical company. The company discovers, develops and commercializes drugs for use in the treatment of cancer and inflammation.

Kinsale Capital Group, Inc., headquartered in Richmond, Virginia, is a specialty insurance company. Through its subsidiaries, the company provides casualty and property insurance focused on the excess and surplus lines market in the United States.

Landstar System, Inc., headquartered in Jacksonville, Florida, through subsidiaries, operates as a truckload carrier in North America, transporting a variety of freight including iron and steel, automotive products, paper, lumber and building products, aluminum, chemicals, foodstuffs, heavy machinery, ammunition and explosives, and military hardware.

Mattel, Inc., headquartered in El Segundo, California, designs and manufactures a variety of children's toy products. The company sells its products worldwide through retailers and directly to consumers.

Molina Healthcare, Inc., headquartered in Long Beach, California, is a multi-
state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals.

The New York Times Company (Class A), headquartered in New York, New York, is global media organization that includes print and digital newspapers, product licensing, book development and live journalism platforms. The company is also involved in digital archive distribution to business and library markets.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Omnicom Group Inc., headquartered in New York, New York, together with its subsidiaries, provides worldwide services in advertising, marketing and corporate communications. The company's services also include brand consultancy, crisis communications and market research and analysis, among others.

Packaging Corporation of America, headquartered in Lake Forest, Illinois, engages in the manufacture and sale of container board and corrugated packaging products in the United States. The company produces multi-color boxes as well as wax-coated boxes for agricultural products.

Range Resources Corporation, headquartered in Fort Worth, Texas, engages in the exploration, development and acquisition of oil and gas properties primarily in the southwestern, Appalachian and Gulf Coast regions of the
United States.

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

Saia, Inc., headquartered in Johns Creek, Georgia, is a transportation company that provides a variety of trucking transportation and supply chain solutions to a range of industries, including the retail, chemical and manufacturing industries.

SEI Investments Company, headquartered in Oaks, Pennsylvania, provides global investment solutions to institutions and individuals and business solutions to investment advisors and other financial intermediaries.

Take-Two Interactive Software, Inc., headquartered in New York, New York, develops, publishes and markets interactive entertainment for consumers worldwide. The company's products are delivered through physical retail, digital download, online and cloud streaming services.

Teradyne, Inc., headquartered in North Reading, Massachusetts, designs, develops and manufactures electronic test systems and software for use in the electronics industry. The company's products are also used in the military/aerospace, telecommunications and computer industries.

Tractor Supply Company, headquartered in Brentwood, Tennessee, is an operator of retail farm and ranch stores in the United States. The company offers animal products, lawn and garden products, hardware and tools, and work/recreational clothing, among other products.

Ulta Beauty, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer. The company offers cosmetics, fragrance, skin, haircare products and salon services.

Watsco, Inc., headquartered in Miami, Florida, together with its subsidiaries, is a distributor of air conditioning, heating and refrigeration equipment and related parts and supplies. The company has operations throughout North America.

Williams-Sonoma, Inc., headquartered in San Francisco, California, operates retail stores, mainly under the names "Williams-Sonoma," "Pottery Barn" and
"Hold Everything," and mail order catalogs, which offer cooking and serving equipment, casual home furnishings, accessories and housewares, and household storage products.

                         Mid-Cap Value Strategy Stocks

AGCO Corporation, headquartered in Duluth, Georgia, is primarily engaged in the manufacturing and distribution of agricultural equipment and related replacement parts worldwide.

Avangrid, Inc., headquartered in Orange, Connecticut, generates, transmits and distributes electricity and natural gas. The company also develops, constructs and operates renewable energy generation facilities primarily using onshore wind power, as well as solar, biomass and thermal power.

Bio-Rad Laboratories, Inc. (Class A), headquartered in Hercules, California, is a manufacturer of health care products. The company produces and markets a broad range of appliances and systems used to separate, identify and analyze complex chemical and biological materials.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products and provides leasing and financing and investment management services to institutions, corporations and individuals.

Civitas Resources Inc., headquartered in Denver, Colorado, is an oil and natural gas company. The company is focused on developing and producing crude oil, natural gas and natural gas liquids in Colorado's Denver-Julesburg Basin.

Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.

Coterra Energy Inc., headquartered in Houston, Texas, produces and markets natural gas in the United States. The company holds interests in the Gulf
Coast, the West and the East. The company conducts operations in Texas,
Oklahoma, Wyoming, the Louisiana Gulf Coast, southwest Kansas and the
Appalachian basin.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in more than 25 states. The company positions itself between large-
volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

Evergy, Inc., headquartered in Kansas City, Missouri, is a public utility holding company. The company, through its subsidiaries, provides electricity to Kansas and Missouri.

First American Financial Corporation, headquartered in Santa Ana, California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty
Insurance.

First Solar, Inc., headquartered in Tempe, Arizona, provides solar energy solutions worldwide. The company designs, manufactures and sells solar modules as well as providing project management, engineering and construction for solar power systems.

FTI Consulting, Inc., headquartered in Washington, D.C., together with its subsidiaries, provides litigation and claims management consulting to corporations, law firms and insurance companies. The company's consulting services include visual communications and trial consulting, engineering and scientific investigation, financial services, and assessment and expert testimony regarding intellectual property rights. The company has operations worldwide.

The Hanover Insurance Group, Inc., headquartered in Worcester, Massachusetts, is a holding company. Through its subsidiaries, the company provides investment management services, financial products, commercial and personal property insurance, and casualty insurance.

Hewlett Packard Enterprise Company, headquartered in Houston, Texas, is a technology solutions provider offering servers, management software, storage solutions and networking products to business enterprises. The company also offers consultation, outsourcing and support services.

Huntsman Corporation, headquartered in The Woodlands, Texas, through its subsidiaries, engages in the manufacture and marketing of differentiated chemical and inorganic chemical products used in adhesives, automotive and aerospace products and construction and consumer products. The company markets their products globally to industrial and consumer customers.

Knight-Swift Transportation Holdings Inc., headquartered in Phoenix, Arizona, operates as a multi-faceted transportation services company and truckload carrier in North America. The company offers dry van, temperature-controlled, flat bed, cross border and intermodal transport services.

Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.

Markel Corporation, headquartered in Glen Allen, Virginia, through its subsidiaries, engages in marketing and underwriting insurance products and programs in the United States and internationally.

MDU Resources Group, Inc., headquartered in Bismarck, North Dakota, through wholly-owned subsidiaries, provides electric and/or natural gas and propane distribution service to communities in North Dakota and nearby states, owns oil and gas interests throughout the United States, offers integrated construction services, and installs and repairs electric power lines.

The Mosaic Company, headquartered in Tampa, Florida, engages in the production, blending and distribution of crop nutrient and animal feed products worldwide.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns
Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to nearly all of Arizona. The company is engaged in the generation and distribution of electricity from coal, nuclear, oil, gas and solar resources.

PulteGroup, Inc., headquartered in Atlanta, Georgia, is a holding company whose subsidiaries are engaged in homebuilding and financial services businesses.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company that provides cutting, leveling, sawing, machining and electropolishing services. The company operates processing and distribution facilities throughout the United States and worldwide.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, offers property and casualty insurance products and services through its subsidiaries in the United States.

Snap-on Incorporated, headquartered in Kenosha, Wisconsin, is a tool manufacturer. The company develops, manufactures and markets tools, equipment, diagnostics and system solutions for the professional tool user in various industries.

Steel Dynamics, Inc., headquartered in Fort Wayne, Indiana, is a manufacturer of steel products and a metals recycler. The company operates in three segments: steel operations, metals recycling and steel fabrication.

United States Steel Corporation, headquartered in Pittsburgh, Pennsylvania, is an integrated steel producer with major production operations in the United
States and central Europe.

Universal Health Services, Inc. (Class B), headquartered in King of Prussia,
Pennsylvania, owns and operates acute care hospitals, behavioral health centers and women's hospitals; and operates/manages surgery and radiation oncology centers. The company operates throughout the United States and Puerto
Rico.

Westlake Corporation, headquartered in Houston, Texas, manufactures and markets basic chemicals, vinyls, polymers and fabricated polyvinyl chloride
(PVC) building products.

                       Small-Cap Growth Strategy Stocks

ACADIA Pharmaceuticals Inc., headquartered in San Diego, California, is a biopharmaceutical company. The company is focused on the development of small molecule drugs addressing central nervous system disorders, chronic pain and glaucoma.

AMN Healthcare Services, Inc., headquartered in Dallas, Texas, provides health care workforce solutions and staffing services across the United States. The company provides managed services programs, temporary nursing and allied health care staffing, and physician placement services.

Atkore Inc., headquartered in Harvey, Illinois, produces and supplies electrical infrastructure products. The company offers steel, PVC and aluminum conduit, armored cable and flexible conduits, wire baskets, cable trays, fittings and mechanical pipe.

Badger Meter, Inc., headquartered in Milwaukee, Wisconsin, markets and manufactures flow measurement and control products worldwide. The company's products include water meters and related technologies as well as products to measure and control materials flowing through a pipe, such as water, air, oil, food and beverage and pharmaceuticals in production. The company's products also have applications in the heating, ventilating and air-conditioning industries.

Cal-Maine Foods, Inc., headquartered in Ridgeland, Mississippi, is primarily engaged in the production, cleaning, grading and packaging of fresh shell eggs for sale to shell egg retailers.

Cirrus Logic, Inc., headquartered in Austin, Texas, manufactures integrated circuits for the personal computer, consumer and industrial markets. The company offers products and technologies for multimedia, wireless and wireline communications, magnetic hard disk and CD-ROM storage, and data acquisition applications.

Coca-Cola Consolidated Inc., headquartered in Charlotte, North Carolina, bottles, cans and markets carbonated soft drinks, primarily products of The
Coca-Cola Company. The company also has agreements to market and distribute such products as "POWERade" and "Dasani" as well as "Monster" energy products.

Commvault Systems, Inc., headquartered in Tinton Falls, New Jersey, together with its subsidiaries, provides data and information management software applications and related services primarily in North America, Europe,
Australia and Asia.

CorVel Corporation, headquartered in Irvine, California, is a health care company. The company provides medical cost containment and managed care services.

Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates traditional department stores located primarily in the midwestern, southeastern and southwestern United States. The stores offer fashion apparel and home furnishings.

Diodes Incorporated, headquartered in Plano, Texas, is an information technology company. The company manufactures, sells and distributes application-specific standard products to the semiconductor markets worldwide.

Dorman Products, Inc., headquartered in Colmar, Pennsylvania, supplies original equipment dealer automotive replacement parts, fasteners and service line products primarily for the automotive aftermarket. Products are sold under various private label and brand names and are distributed worldwide.

The Ensign Group, Inc., headquartered in San Juan Capistrano, California, operates facilities which offer nursing and rehabilitative care services in various states. The company provides a range of nursing and assisted living services, physical, occupational and speech therapies, and other rehabilitative and health care services.

Evercore Inc., headquartered in New York, New York, is an investment banking boutique. The company provides advisory services on mergers, acquisitions, divestitures, restructurings and other corporate transactions to multinational corporations. The company also manages private equity funds for institutional investors.

ExlService Holdings, Inc., headquartered in New York, New York, together with its subsidiaries, provides business process solutions to help clients achieve a better business model. The company serves clients in the United States and internationally. The company's outsourcing solutions include claims processing, benefit administration, policy servicing, billing and collection, among others.

Franklin Electric Co., Inc., headquartered in Fort Wayne, Indiana, is primarily engaged in the design, manufacture and distribution of water and fuel pumping systems worldwide.

Grand Canyon Education, Inc., headquartered in Phoenix, Arizona, offers traditional and online post-secondary education programs. Services include undergraduate and graduate degree programs in education, health care, business and liberal arts.

Insight Enterprises, Inc., headquartered in Tempe, Arizona, sells microcomputers, peripherals and software mainly to small and medium-sized businesses and government clients worldwide. The company deploys and manages technology solutions to assist clients in managing and securing their information technology environments.

J & J Snack Foods Corp., headquartered in Pennsauken, New Jersey, manufactures, distributes and markets nutritional snack foods and frozen beverages nationally to the food service and retail supermarket industries.

Louisiana-Pacific Corporation, headquartered in Nashville, Tennessee, together with its subsidiaries, is principally engaged in the manufacture and distribution of building products used primarily in new home construction, repair and remodeling and manufactured housing. The company sells its products to distributors and wholesalers in the United States and internationally.

Moelis & Company (Class A), headquartered in New York, New York, is an independent global investment bank whose clientele includes corporations, financial sponsors and governments. The company provides banking services as well as strategic solutions and advice to its clients.

Mueller Industries, Inc., headquartered in Collierville, Tennessee, is a manufacturer of copper, brass, plastic and aluminum products. The company's products include aluminum and brass forgings, plastic fittings and valves, brass and copper alloy rods and bars, and refrigeration valves.

PS Business Parks, Inc., headquartered in Glendale, California, is a self-
advised and self-managed real estate investment trust. Together with its subsidiaries, the company engages in the acquisition, development and operation of commercial properties, primarily multi-tenant flex, office and industrial space.

Quidel Corporation, headquartered in San Diego, California, develops, manufactures and markets point-of-care diagnostic solutions for infectious diseases and reproductive health primarily in the United States.

RLI Corp., headquartered in Peoria, Illinois, through its subsidiaries, underwrites property and casualty insurance primarily in the United States.
The company provides coverage primarily for commercial risks.

Simpson Manufacturing Co., Inc., headquartered in Pleasanton, California, designs, manufactures and markets building construction products globally. The company's products are considered easy to use and cost-effective for customers.

Sonos, Inc., headquartered in Santa Barbara, California, designs and develops multi-room audio products. The company offers wireless speakers, home theater speakers and accessories.

Sprouts Farmers Market, Inc., headquartered in Phoenix, Arizona, is a specialty retailer of fresh, natural and organic food in the United States.
The company's stores sell produce, bulk foods, vitamins, groceries, meat and seafood, deli and bakery products, dairy, frozen foods, liquor and natural health, body care and household products.

Steven Madden, Ltd., headquartered in Long Island City, New York, together with its subsidiaries, designs, sources, markets and sells fashion-forward footwear brands for women, men and children.

World Wrestling Entertainment, Inc., headquartered in Stamford, Connecticut, is a media and entertainment company with offices in the United States, Canada and the United Kingdom. The company has operations in live wrestling events, television programming, publishing, licensing, advertising, music and home video.

                        Small-Cap Value Strategy Stocks

Air Transport Services Group, Inc., headquartered in Wilmington, Ohio, through its subsidiaries, provides aircraft, airline operations, and other related services primarily to the shipping and transportation industries.

Avnet, Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise networks, computer equipment and embedded subsystems.

Boise Cascade Company, headquartered in Boise, Idaho, is a building products company. The company manufactures wood products and is a wholesale distributor of building materials.

Commercial Metals Company, headquartered in Irving, Texas, together with its subsidiaries, manufactures, recycles, markets and distributes steel and metal products and related materials and services. The company operates a network of locations throughout the United States and internationally.

CVB Financial Corp., headquartered in Ontario, California, operates as the bank holding company for Citizens Business Bank. The company provides banking and trust services for individuals, professionals and small to medium-sized businesses throughout Southern California.

EchoStar Corporation (Class A), headquartered in Englewood, Colorado, is a manufacturer of broadcast satellite antennas and receivers. The company also offers commercial satellite services.

Emergent BioSolutions Inc., headquartered in Gaithersburg, Maryland, is a biopharmaceutical company that, together with its subsidiaries, develops, manufactures and commercializes immunobiotics in the United States and internationally.

Encore Wire Corporation, headquartered in McKinney, Texas, is a manufacturer of copper electrical building wire and cable. The company supplies building wire for interior electrical wiring in commercial and industrial buildings, homes, apartments and manufactured housings.

Foot Locker, Inc., headquartered in New York, New York, is a global retail athletic footwear and apparel company. The company markets its products primarily in mall-based stores and in high-traffic urban retail areas.

Graham Holdings Company, headquartered in Arlington, Virginia, is a diversified media organization. The company's operations include newspaper publishing, television broadcasting, educational services and magazine publishing.

Hilltop Holdings Inc., headquartered in Dallas, Texas, is a holding company engaged in making opportunistic acquisitions or effecting business combinations. The company, through its subsidiary, also provides fire and homeowners insurance to low value dwellings primarily in Texas and other areas of the southern United States.

KB Home, headquartered in Los Angeles, California, constructs and sells a variety of residential properties in several states, primarily targeting first-
time and move-up homebuyers.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and
Virginia. The company also originates mortgage loans primarily for its home buyers.

ManTech International Corporation, headquartered in Herndon, Virginia, delivers a variety of information technology and technical services to United
States federal government customers. The company focuses on critical national defense programs for the intelligence community and the Department of Defense.
The company designs, develops and operates enterprise information technology and communication systems and infrastructures.

Mercury General Corporation, headquartered in Los Angeles, California, is an insurance holding company. The company, through its subsidiaries, writes personal automobile, homeowners, commercial automobile, commercial property, mechanical breakdown and umbrella insurance.

Meritage Homes Corporation, headquartered in Scottsdale, Arizona, designs, builds and sells single-family homes ranging from entry-level to semi-custom luxury homes. The company operates in Arizona, California and Texas under the
"Hancock Communities," "Legacy Homes," "Meritage Homes" and "Monterey Homes"
names.

NetScout Systems, Inc., headquartered in Westford, Massachusetts, designs, manufactures, markets and supports advanced network, application and service assurance solutions. The company provides integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide.

Premier, Inc. (Class A), headquartered in Charlotte, North Carolina, is a health care improvement company. The company unites hospitals, health systems, physicians and other health care providers with the goal of improving and innovating the clinical, financial and operational areas of their businesses.

Radian Group Inc., headquartered in Wayne, Pennsylvania, through its subsidiary, provides private mortgage insurance coverage on residential mortgage loans. The company offers its services to mortgage lending institutions in the United States.

Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.

Schneider National, Inc. (Class B), headquartered in Green Bay, Wisconsin, is a transportation company. The company provides a variety of trucking, intermodal, supply chain management and logistics services.

Seaboard Corporation, headquartered in Merriam, Kansas, operates as an agribusiness and transportation company that primarily engages in the production and processing of pork. The company also mills flour and feed, farms produce, produces sugar, merchandises commodities, and generates electric power overseas.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with wireless and wireline services throughout the United States. The company also provides equipment and repair services.

TowneBank, headquartered in Portsmouth, Virginia, is a banking company. The company provides retail and commercial banking services.

Tri Pointe Homes, Inc., headquartered in Incline Village, Nevada, designs, constructs and sells several brands of single-family homes in the United
States. The company also provides financial services through its mortgage financing and title services operations.

United States Cellular Corporation, headquartered in Chicago, Illinois, is a communication services company. The company owns, operates and invests in cellular telephone systems throughout the United States.

Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, operates retail food markets in Pennsylvania, Maryland, New Jersey, New York and West
Virginia. The company utilizes a loyalty card program which allows customers to receive discounts, promotions and rewards.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce. The company operates in two segments, Truckload Transportation Services and Value Added Services.

WesBanco, Inc., headquartered in Wheeling, West Virginia, operates as a bank holding company for WesBanco Bank, Inc. that provides various financial services.

Worthington Industries, Inc., headquartered in Columbus, Ohio, operates as a diversified steel processor that focuses on steel processing and manufactured metals products internationally.

                         International Strategy Stocks

Air Liquide S.A. (ADR), headquartered in Paris, France, is engaged in providing gases for use in industrial, health, and environmental businesses.
The company, through its subsidiaries, provides materials, services and equipment for a wide array of industries.

Anglo American Plc (ADR), headquartered in London, England, is a global mining company. The company's mining portfolio includes bulk commodities, base metals, precious metals and minerals.

Bank of Montreal, headquartered in Toronto, Canada, is a Canadian chartered bank. Through its subsidiaries, the company offers corporate, commercial, government, international and personal bank services worldwide.

BHP Group Ltd (ADR), incorporated in the United Kingdom and headquartered in
Melbourne, Australia, operates as an international diversified natural resources company. The company explores for, develops and markets petroleum, potash, aluminum, nickel, manganese ore and alloys, copper, silver and lead, among other resources. The company serves various utilities, steel producers and industrial users.

British American Tobacco Plc (ADR), headquartered in London, England, through its subsidiaries, provides tobacco and nicotine products including cigarettes and roll-your-own tobacco, as well as cigars, cigarillos, pipe tobacco, snus, electronic cigarettes and nicotine inhalation. The company has an active business presence in approximately 180 countries around the world.

Canadian Natural Resources Limited, headquartered in Calgary, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Canadian Pacific Railway Limited, headquartered in Calgary, Canada, operates a transcontinental railway which provides freight and intermodal services over a network in Canada and the United States. The mainline network serves major
Canadian ports and cities and key centers in the midwestern and northeastern regions of the United States.

Chubb Limited, headquartered in Zurich, Switzerland, through its subsidiaries, offers a range of insurance and reinsurance products worldwide. The company's products include property and casualty, excess liability, professional liability, specialty agricultural coverage, term life, workers' compensation and political risk.

Chugai Pharmaceutical Co., Ltd. (ADR), headquartered in Tokyo, Japan, is a drug manufacturer. The company develops, manufactures, sells pharmaceuticals in Japan and internationally.

CSL Limited (ADR), headquartered in Parkville, Australia, develops, manufactures and markets human pharmaceutical and diagnostic products derived from human plasma. The company's products include pediatric and adult vaccines, infection and pain medicine, antivenoms, anticoagulants, skin disorder remedies and immunoglobulins.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, together with its subsidiaries, provides integrated telecommunication services worldwide. The company also offers fixed-network services, sells terminal equipment and other hardware products, and provides mobile voice and data services to consumers and business customers.

Equinor ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian
Continental Shelf and other regions.

Iberdrola S.A. (ADR), headquartered in Bilbao, Spain, generates, distributes, trades and markets electricity in North America, Latin America and Europe. The company specializes in clean energy using renewable sources, including onshore and offshore wind, hydro, solar thermal and photovoltaic.

KDDI Corporation (ADR), headquartered in Tokyo, Japan, together with its subsidiaries, provides telecommunication services in Japan and globally. The company offers mobile communication services, electronic money services, cloud-
based solutions for small and mid-sized businesses, and data center services.

Mitsubishi UFJ Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The
Mitsubishi Trust and Banking Corporation.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company, as well as the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Nintendo Co., Ltd. (ADR), headquartered in Kyoto, Japan, together with its subsidiaries, manufactures and markets home-use video games globally. The company also produces related software used in conjunction with its television-
compatible entertainment systems.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo,
Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures health care products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Nutrien Ltd., headquartered in Saskatchewan, Canada, is a provider of crop inputs and services such as potash, nitrogen, and phosphate products. The company serves clients in the agricultural, industrial, and feed industries.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Sanofi (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal
Medicine and Oncology.

Shell Plc (ADR), headquartered in London, England, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Shin-Etsu Chemical Co., Ltd. (ADR), headquartered in Tokyo, Japan, produces and distributes synthetic resins and other chemical products such as fertilizers. The company also manufactures electronic materials such as semiconductor silicon, and synthetic and rare earth quartz.

Sony Group Corp. (ADR), headquartered in Tokyo, Japan, designs, develops, manufactures and markets electronic equipment and devices for the consumer, professional and industrial markets. Products include audio/video equipment for home and car, DVD players/recorders, game consoles, computers and computer peripherals. The company is also engaged in the entertainment and music publishing businesses.

TotalEnergies SE (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Toyota Motor Corporation, headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection. Toyota Motor Corporation is the parent company of
Toyota Motor Credit Corporation.

Zurich Insurance Group AG (ADR), headquartered in Zurich, Switzerland, is an insurance-based financial services provider with operations in North America and Europe, as well as in Asia Pacific, Latin America and other markets.

We have obtained the foregoing company descriptions from third-party sources we deem reliable.

Undertaking

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

SIGNATURES

The Registrant, FT 10026, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256; FT 7935; FT 8495; FT 8669; FT 8713; FT 8740; FT 8746; FT 8758; FT 8817; FT 8955; FT 8956; FT 8965; FT 8976; FT 8978; FT 8993; FT 8994; FT 8997; FT 9039; FT 9040; FT 9042; FT 9058; FT 9068; FT 9203; FT 9204; FT 9303; FT 9305; FT 9326; FT 9327; FT 9372; FT 9401; FT 9402; FT 9403; FT 9474; FT 9513; FT 9514; FT 9611; FT 9630; FT 9709; FT 9872; FT 9908; FT 9911; FT 9923; FT 9937; FT 9950; FT 9961; FT 9977 and FT 9978 for purposes of the representations required by Rule 487 and represents the following:

(1)       that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)       that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)       that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 10026, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on April 8, 2022.

FT 10026

By:	First Trust Portfolios L.P. Depositor

By:	/s/ Elizabeth H. Bull Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By: /s/ Elizabeth H. Bull ) Attorney-in-Fact** ) April 8, 2022
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 9730 (File No. 333-259760) and the same is hereby incorporated herein by this reference.

CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 3.1 of the Registration Statement.

CONSENT OF FIRST TRUST ADVISORS L.P.

The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.2 to the Registration Statement.

 EXHIBIT INDEX

1.1	Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1	Trust Agreement for FT 10026, effective April 8, 2022 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form

S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.7	Fund of Funds Agreements (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-261661] filed on behalf of FT 9909, Amendment No. 1 to Form S-6 [File No. 333-261297] filed on behalf of FT 9857, Amendment No. 1 to Form S-6 [File No. 333-262164] filed on behalf of FT 9948 and Amendment No. 1 to Form S-6 [File No. 333-262344] filed on behalf of FT 9965).

2.2	Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of First Trust Advisors L.P.

4.2	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-259760] filed on behalf of FT 9730).